Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2016 and 2015

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Jun. 30,	Dec. 31,
	Note	2016	2015

Assets
Current assets
Cash and cash equivalents		$141,903	$53,852
Trade and other receivables	8	128,640	228,678
Inventories	9	129,564	120,186
Prepaid expenses	10	4,820	8,979
Other financial assets	11	2,789	16,512
Taxes receivable		21,602	6,971
		429,318	435,178
Receivables	8	31,145	26,223
Inventories	9	6,046	5,649
Other financial assets	11	100,087	72,730
Intangible assets - computer software		7,885	8,859
Property, plant and equipment	12	3,923,139	3,890,276
Deferred tax assets	18b	53,958	40,670
		$4,551,578	$4,479,585

Liabilities
Current liabilities
Trade and other payables		$152,062	$187,185
Taxes payable		3,409	4,393
Other liabilities	13	61,109	37,667
Other financial liabilities	14	14,783	10,195
Long-term debt	15	16,490	69,875
Deferred revenue	16	68,600	68,250
		316,453	377,565
Other financial liabilities	14	38,723	27,635
Long-term debt	15	1,293,210	1,205,005
Deferred revenue	16	505,330	529,010
Provisions	17	178,004	143,596
Pension obligations		43,143	34,260
Other employee benefits		97,103	80,695
Deferred tax liabilities	18b	308,356	294,529
		2,780,322	2,692,295

Equity
Share capital	19b	1,581,568	1,576,600
Reserves		(42,741)	(45,003)
Retained earnings		232,429	255,693
		1,771,256	1,787,290

		$4,551,578	$4,479,585

Capital commitments (note 22).

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2016	2015	2016	2015
			Restated		Restated
			(notes 2b, 4a, 4b )		(notes 2b, 4a, 4b )
Cash generated from (used in) operating activities:
Loss for the period		$(5,703)	$(44,290)	$(21,491)	$(64,127)
Tax expense (recovery)	18a	12,260	(1,528)	11,160	6,829
Items not affecting cash:
Depreciation and amortization	7b	63,898	30,441	138,463	56,181
Share-based payment expense	7c	3,952	2,119	4,579	3,855
Net finance expense	7e	29,474	18,674	58,829	21,859
Change in fair value of derivatives	7e	453	(878)	1,112	(7,258)
Change in deferred revenue related to stream	16	(18,731)	(15,088)	(34,605)	(22,756)
Change in taxes receivable/payable, net	23a	(4,799)	(6,080)	(1,054)	(6,944)
Unrealized loss (gain) on warrants	7e	1,175	(82)	838	2,601
Pension past service costs		-	17,064	-	17,064
(Gain) loss on available-for-sale investments	7e	(1,242)	1,584	(1,143)	2,866
Asset impairment	7f	-	19,916	-	19,916
Other and foreign exchange		(5,172)	(3,634)	(2,915)	5,550
Taxes paid		(506)	(1,196)	(6,828)	(1,713)
Operating cash flows before change in non-cash working capital		75,059	17,022	146,945	33,923
Change in non-cash working capital	23a	62,462	(6,589)	92,126	(23,176)
		137,521	10,433	239,071	10,747
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(52,375)	(129,439)	(98,739)	(262,243)
Net cash received on disposal of subsidiaries		-	(11,756)	-	(11,756)
Acquisition of investment		331	-	331	-
Addition to restricted cash		(17,552)	(453)	(22,668)	(22,811)
Peruvian sales tax refunded on capital expenditures		-	1,030	-	2,751
Net interest received (paid)		111	(2,347)	250	(4,409)
		(69,485)	(142,965)	(120,826)	(298,468)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs	15	19,529	145,141	59,326	268,972
Principal repayments	15	(24,123)	(3,694)	(28,245)	(7,387)
Interest paid on long-term debt		(5,445)	(2,633)	(53,943)	(47,182)
Proceeds from exercise of stock options		-	720	-	809
Financing costs		(5,179)	(686)	(9,603)	(1,887)
Net proceeds from issuance of equity	19b	4,968	13,199	4,968	13,199
Dividends paid	19b	-	-	(1,773)	(1,842)
Finance lease		(835)	-	(1,314)	-
		(11,085)	152,047	(30,584)	224,682
Effect of movement in exchange rates on cash and cash equivalents		(765)	(1,264)	390	(773)
Net increase (decrease) in cash and cash equivalents		56,186	18,251	88,051	(63,812)
Cash and cash equivalents, beginning of period		85,717	96,605	53,852	178,668
Cash and cash equivalents, end of period		$141,903	$114,856	$141,903	$114,856

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
		2016	2015	2016	2015
			Restated		Restated
	Note		(notes 2b, 4a )		(notes 2b, 4a )
Revenue	7a	$246,975	$150,889	$500,600	$279,602
Cost of sales
Mine operating costs		134,938	116,066	286,227	206,565
Depreciation and amortization	7b	63,746	30,278	138,159	55,860
		198,684	146,344	424,386	262,425
Gross profit		48,291	4,545	76,214	17,177
Selling and administrative expenses		10,025	10,746	18,368	19,924
Exploration and evaluation		1,053	2,088	2,206	4,418
Other operating income and expenses	7d	1,884	1,717	6,152	5,109
Asset impairment	7f	-	19,916	-	19,916

Results from operating activities		35,329	(29,922)	49,488	(32,190)
Finance income	7e	(581)	(393)	(1,135)	(699)
Finance expenses	7e	30,055	19,067	59,964	22,558
Other finance (gain) loss	7e	(702)	(2,778)	990	3,249
Net finance expense		28,772	15,896	59,819	25,108

Profit (loss) before tax		6,557	(45,818)	(10,331)	(57,298)
Tax expense (recovery)	18a	12,260	(1,528)	11,160	6,829

Loss for the period		$(5,703)	$(44,290)	$(21,491)	$(64,127)

Loss per share
Basic and diluted		$(0.02)	$(0.19)	$(0.09)	$(0.27)

Weighted average number of common shares outstanding (note 20):
Basic		235,308,611	234,588,385	235,270,150	234,109,246
Diluted		235,308,611	234,588,385	235,270,150	234,109,246

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
		Restated		Restated
		(notes 2b, 4a )		(notes 2b, 4a )
Loss for the period	$(5,703)	$(44,290)	$(21,491)	$(64,127)

Other comprehensive (loss) income:
Items that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign currency balances	(165)	(2,363)	16,958	(13,326)
Change in fair value of available-for-sale financial assets	4,046	(1,748)	3,973	(2,174)
Net exchange (loss) gain on available-for-sale financial assets	(57)	-	530	-
	3,824	(4,111)	21,461	(15,500)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(1,151)	25,397	(22,269)	18,664
Tax effect	(708)	(3,779)	3,775	(3,962)
	(1,859)	21,618	(18,494)	14,702

Transferred to income statement:
Change in fair value of available-for-sale financial assets	127	1,588	226	2,891
Sale of investments	(931)	(4)	(931)	(25)
Tax effect	-	-	-	7
	(804)	1,584	(705)	2,873

Other comprehensive income net of tax, for the period	1,161	19,091	2,262	2,075

Total comprehensive loss for the period	$(4,542)	$(25,199)	$(19,229)	$(62,052)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign currency
	Share capital	Other capital	translation	Available-for-	Remeasure-	Retained
	(note 19)	reserves	reserve	sale reserve	ment reserve	earnings	Total equity

Balance, January 1, 2015	$1,562,249	$25,900	$46,751	$2,898	$(119,465)	$590,725	$2,109,058
Loss	-	-	-	-	-	(64,127)	(64,127)
Other comprehensive (loss) income	-	-	(13,326)	699	14,702	-	2,075
Total comprehensive (loss) income	-	-	(13,326)	699	14,702	(64,127)	(62,052)
Contributions by and distributions to owners:
Stock options exercised	1,152	(343)	-	-	-	-	809
Equity issuance (note 19b)	13,199	-	-	-	-	-	13,199
Dividends (note 19b)	-	-	-	-	-	(1,842)	(1,842)
Total contributions by and distributions to owners	14,351	(343)	-	-	-	(1,842)	12,166

Balance, June 30, 2015	$1,576,600	$25,557	$33,425	$3,597	$(104,763)	$524,756	$2,059,172
Loss	-	-	-	-	-	(267,301)	(267,301)
Other comprehensive (loss) income	-	-	(47,322)	(2,288)	43,511	-	(6,099)
Total comprehensive (loss) income	-	-	(47,322)	(2,288)	43,511	(267,301)	(273,400)
Contributions by and distributions to owners:
Reclassification of Augusta Warrants	-	3,280	-	-	-	-	3,280
Dividends	-	-	-	-	-	(1,762)	(1,762)
Total contributions by and distributions to owners	-	3,280	-	-	-	(1,762)	1,518

Balance, December 31, 2015	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Available-for-sale	Remeasure-ment
	(note 19)	reserves	translation reserve	reserve	reserve	Retained earnings	Total equity
Balance, January 1, 2016	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290
Loss	-	-	-	-	-	(21,491)	(21,491)
Other comprehensive income (loss)	-	-	16,958	3,798	(18,494)	-	2,262
Total comprehensive income (loss)	-	-	16,958	3,798	(18,494)	(21,491)	(19,229)
Contributions by and distributions to owners:
Equity issuance (note 19b)	5,053	-	-	-	-	-	5,053
Share issue costs, net of tax (note 19b)	(85)	-	-	-	-	-	(85)
Dividends (note 19b)	-	-	-	-	-	(1,773)	(1,773)

Balance, June 30, 2016	$1,581,568	$28,837	$3,061	$5,107	$(79,746)	$232,429	$1,771,256

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

1.	Reporting entity

HudBay Minerals Inc. ("HMI", “Hudbay” or the "Company") was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three and six months ended June 30, 2016 and 2015 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at June 30, 2016, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 2 in the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on July 27, 2016.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except for HBMS, HBED and HMS, which have a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated. The Company changed its functional and presentation currency effective July 1, 2015, the details of which are described in note 4a.

(c)	Use of judgement:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2015.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2015.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2015 and comparative periods.

4.	Restatements

(a)	Change in functional and presentation currency

The functional currency of each of the Group’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Group reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, the Group's consolidated financial statements were presented in Canadian dollars, which was the Company’s and all material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which had a functional currency of US dollars.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

The ability for Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased the Company’s exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015, the US dollar was adopted as the Company’s functional currency on a prospective basis. All the Group’s subsidiaries continue to measure the items in their financial statements using their functional currencies.

Effective July 1, 2015, the Group changed its presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect the Group’s business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with the Group’s peers. The interim financial statements for all years presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The condensed consolidated statements of income and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each monthly reporting period. In addition, shareholders’ equity balances have been translated using historical rates based on rates in effect on the date of material transactions.

Consolidated Income Statements and Statements of Comprehensive Income

	Three months ended		Six months ended
	June 30, 2015		June 30, 2015
	As reported,	Restated	As reported,	Restated
	C$000	US$000	C$000	US$000
Revenue	$185,779	$150,889	$346,431	$279,602
Cost of sales	180,605	146,344	324,900	262,425
Gross profit	5,174	4,545	21,531	17,177

Results from operating activities	(36,944)	(29,922)	(39,062)	(32,190)
Loss before tax	$(57,102)	$(45,818)	$(70,173)	$(57,298)

Loss for the period	$(55,218)	$(44,290)	$(78,921)	$(64,127)

Total comprehensive (loss) income	$(74,258)	$(25,199)	$107,205	$(62,052)

Loss per share - Basic and diluted	$(0.24)	$(0.19)	$(0.34)	$(0.27)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

(b)	Restatement of amounts within cash generated from operating activities

Since the fourth quarter of 2015, the Group has significantly increased the number of copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As a result, the Group has restated the presentation of the cash generated from operating activities section of the statements of cash flow to present the changes in the respective receivable and payable balances associated with these items all within changes in non-cash working capital. In the past, the gains or losses for the swaps were presented as a change in fair value of derivatives and the associated mark-to-market adjustments were presented as a change in non-cash working capital. The impact of this restatement for the three and six months ended June 30, 2015 is a decrease in 'operating cash flows before change in non-cash working capital' of $559 and $1,998, respectively, with an associated increase in 'change in non-cash working capital'.

5.	New standards

New standards and interpretations adopted

As required by the IASB, effective January 1, 2016 the Group adopted the following amendment to IFRS:

−

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - the amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The Group’s adoption of this amendment did not have any impact on its method of calculating depreciation or amortization.

New standards and interpretations not yet adopted

−

IFRS 9, Financial Instruments (“IFRS 9”) - issued on July 24, 2014 is the IASB’s replacement of IAS 39 Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). For a limited period, the previous version of IFRS 9 may be adopted early if not already done so provided the relevant date of initial application is before February 1, 2015. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

−

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The IASB has affirmed its proposal to defer the effective date of this standard to January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

−

IFRS 16, Leases (“IFRS 16”) - in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

6.	Acquisition of New Britannia Mine and Mill

On May 4, 2015, the Group acquired a 100% interest in the New Britannia Mine and Mill, located in Snow Lake, Manitoba, for $12,302 in cash consideration, plus a contingent payment of $5,000. In connection with the New Britannia acquisition, the Group entered into a private placement agreement with a Canadian bank to sell 1,357,000 Hudbay common shares for net proceeds of $13,040.

In accordance with IFRS 3, Business Combinations, this transaction does not meet the definition of a business combination as the assets acquired are not an integrated set of activities with inputs, processes and outputs. New Britannia Mine and Mill is not an operation.

The purchase price of $14,462 was finalized and allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at their relative fair values. In addition, an option liability was recorded for the fair value amount of $1,164 in connection with the contingent consideration since it is an integral component of the consideration paid and represents a financial instrument. The fair values were allocated to the net assets on a relative fair value basis and the option liability was valued using the Black-Scholes model.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

Assets acquired and liabilities assumed

The following summarizes the acquisition date allocation of the relative fair values of the major classes of assets and liabilities acquired:

Restricted cash	$1,542
Machinery & equipment	10,410
Mineral property	2,890
Net decommissioning liability	(380)

Total net assets acquired	$14,462

The following summarizes consideration for the purchase:

Cash	$12,302
Contingent payment - gold price option	1,164
Transaction costs	996

Total consideration	$14,462

7.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Copper	$171,263	$148,978	$369,937	$213,448
Zinc	51,953	60,365	102,451	114,186
Gold	36,589	19,003	57,500	34,213
Silver	12,949	7,041	23,401	8,993
Other	597	624	1,327	1,998
	273,351	236,011	554,616	372,838
Treatment and refining charges	(26,376)	(19,551)	(54,016)	(27,665)
Pre-production revenue	-	(65,571)	-	(65,571)

	$246,975	$150,889	$500,600	$279,602

Pre-production revenue in the three and six months ended June 30, 2015 related to Constancia. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the condensed consolidated interim income statements.

Included in revenue for the three months ended June 30, 2016 are gains related to non-hedge derivative contracts of $4,746 (three months ended June 30, 2015 - losses of $559). Included in revenue for the six months ended June 30, 2016 are losses related to non-hedge derivative contracts of $15,316 (six months ended June 30, 2015 - losses of $1,998).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cost of sales	$63,746	$30,278	$138,159	$55,860
Selling and administrative expenses	152	163	304	321

	$63,898	$30,441	$138,463	$56,181

(c)	Share-based payment expense

Share-based payment expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended June 30, 2016
Cost of sales	$293	$-	$293
Selling and administrative expenses	2,320	974	3,294
Other operating expenses	365	-	365

	$2,978	$974	$3,952
Six months ended June 30, 2016
Cost of sales	$226	$-	$226
Selling and administrative expenses	2,824	916	3,740
Other operating expenses	613	-	613

	$3,663	$916	$4,579
Three months ended June 30, 2015
Cost of sales	$246	$-	$246
Selling and administrative expenses	1,285	352	1,637
Other operating expenses	236	-	236

	$1,767	$352	$2,119
Six months ended June 30, 2015
Cost of sales	$490	$-	$490
Selling and administrative expenses	2,552	753	3,305
Other operating expenses	60	-	60

	$3,102	$753	$3,855

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

(d)	Other operating income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Net loss (gain) on writedown and sale of assets	$-	$-	$2,151	$(415)
Joint venture operator fee income	(67)	(87)	(138)	(180)
Regional costs	1,040	1,017	2,155	2,238
Cost of non-producing properties	911	787	1,984	3,466

	$1,884	$1,717	$6,152	$5,109

(e)	Finance income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Finance income	(581)	(393)	(1,135)	(699)
Finance expense
Interest expense on long-term debt	27,942	25,207	54,560	48,769
Accretion on financial liabilities at amortized cost	342	230	669	582
Unwinding of discounts on provisions	661	684	1,328	1,421
Other finance expense	4,784	3,876	10,763	6,361
	33,729	29,997	67,320	57,133
Interest capitalized	(3,674)	(10,930)	(7,356)	(34,575)
	30,055	19,067	59,964	22,558
Other finance (gains) losses
Net foreign exchange (gains) losses	(1,064)	(3,420)	184	5,043
Change in fair value of financial assets
and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	1,175	(82)	838	2,601
Prepayment option embedded derivative/gold option	453	(878)	1,112	(7,258)
Investments classified as held-for-trading	(24)	18	(1)	(3)
Realized gain on disposal of available-for-sale investments	(438)	-	(438)	-
Net gain reclassified from equity on disposal of available- for-sale investments	(931)	(4)	(931)	(25)
Net loss reclassified from equity on impairment of available-for-sale investments	127	1,588	226	2,891
	(702)	(2,778)	990	3,249
Net finance expense	$28,772	$15,896	$59,819	$25,108

Interest expense related to long-term debt and accretion of financial liabilities at amortized cost has been capitalized to the Constancia project until May 1, 2015 and to the Rosemont project (note 14 and 15).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

During the three and six months ended June 30, 2016, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $127 and $226, respectively, from the available-for-sale reserve within equity to the condensed consolidated interim income statements (three and six months ended June 30, 2015 - $1,588 and $2,891, respectively).

(f)	Impairment

As a result of the acquisition of the New Britannia Mill (note 6), Hudbay no longer expects to construct a new concentrator at Lalor. During the three months ended June 30, 2015, the Group recognized an impairment loss of $19,916 related to its concentrator assets at Lalor in Snow Lake, Manitoba. The impairment was determined based on the difference between carrying value and fair value less costs of disposal. On the condensed consolidated interim income statements, the impairment loss is presented in the asset impairment loss line item. The Group presents the asset impairment loss within the Manitoba segment in note 24.

The fair value measurements for the determination of impairment charges in their entirety are categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

8.	Trade and other receivables

	Jun. 30, 2016	Dec. 31, 2015
Current
Trade receivables	$29,508	$85,373
Embedded derivatives - provisional pricing (note 21c)	4,568	(13,653)
Statutory receivables	67,136	122,288
Receivable from joint venture partners	6,842	6,772
Other receivables	20,586	27,898
	128,640	228,678
Non-current
Statutory receivables - Peruvian sales tax	5,214	1,112
Receivable from joint venture partners	23,800	23,067
Other receivables	2,131	2,044
	31,145	26,223

	$159,785	$254,901

As at June 30, 2016, $67,101 (December 31, 2015 - $111,991) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures and operating expenses (note 2c).

As commercial production commenced at the Reed mine on April 1, 2014, the Group has a receivable for 30% of the applicable development costs as well as other amounts due from the joint venture partner, VMS Ventures Inc., pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures Inc. for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at June 30, 2016, this receivable from VMS Ventures Inc. was $10,586 (December 31, 2015 - $11,775).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

The remaining balance in the receivable from joint venture partners primarily relates to the Group’s joint venture partner for the Rosemont project in Arizona, which has been classified as non-current.

9.	Inventories

	Jun. 30, 2016	Dec.31, 2015
Current
Stockpile	$17,776	$13,241
Work in progress	7,271	6,200
Finished goods	70,421	69,082
Materials and supplies	34,096	31,663
	129,564	120,186
Non-current
Materials and supplies	6,046	5,649

	$135,610	$125,835

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $178,177 and $374,749 for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 - $104,842 and $207,495, respectively).

10.	Prepaid expenses

	Jun. 30, 2016	Dec. 31, 2015
Prepayments to suppliers related to operations	4,540	8,177
Prepaid insurance and other	280	802

	$4,820	$8,979

11.	Other financial assets

	Jun. 30, 2016	Dec. 31, 2015
Current
Derivative assets	$2,789	$16,512

Non-current
Available-for-sale investments	13,825	9,206
Investments at fair value through profit or loss	64	59
Derivative assets	65	-
Restricted cash	86,133	63,465
	100,087	72,730

	$102,876	$89,242

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

Available-for-sale investments

As at June 30, 2016, available-for-sale investments consist of investments in Canadian-listed metals and mining companies, most of which are publicly traded. During the three and six months ended June 30, 2016 the Group recognized impairment losses of $127 and $226, respectively, related to its investments in the available-for-sale reserve within equity (three and six months ended June 30, 2015 - $1,588 and $2,891, respectively) (note 7e).

Restricted cash

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $68,781 as at June 30, 2016, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2015 - $63,465).

During the second quarter of 2016, a letter of credit issued under the Group’s revolving credit facilities to support pension obligations of the Manitoba business unit was reissued as a cash-collateralized letter of credit, resulting in an increase in restricted cash balances of $17,352.

12.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Jun. 30, 2016	Cost	amortization	amount
Exploration and evaluation assets	$15,529	$-	$15,529
Capital works in progress	822,972	-	822,972
Mining properties	1,754,436	(477,039)	1,277,397
Plant and equipment	2,347,453	(540,212)	1,807,241

	$4,940,390	$(1,017,251)	$3,923,139

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2015	Cost	amortization	amount
Exploration and evaluation assets	$14,650	$-	$14,650
Capital works in progress	812,618	-	812,618
Mining properties	1,603,952	(394,098)	1,209,854
Plant and equipment	2,289,556	(436,402)	1,853,154

	$4,720,776	$(830,500)	$3,890,276

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

13.	Other liabilities

	Jun. 30, 2016	Dec. 31, 2015
Current
Provisions (note 17)	$11,760	$10,630
Pension liability	23,357	23,221
Other employee benefits	2,327	2,107
Unearned revenue	23,665	1,709

	$61,109	$37,667

14.	Other financial liabilities

	Jun. 30, 2016	Dec. 31, 2015
Current
Derivative liabilities	$6,185	$4,426
Finance leases	3,381	618
Other financial liabilities at amortized cost	5,217	5,151
	14,783	10,195

Non-current
Finance leases	11,637	2,607
Contingent consideration - gold price option	1,814	653
Warrants at fair value through profit and loss	6,208	5,047
Other financial liabilities at amortized cost	19,064	19,328
	38,723	27,635

	$53,506	$37,830

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta and warrants assumed on the acquisition of Augusta. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated interim income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. The fair value of these warrants at June 30, 2016 is $6,208 (December 31, 2015 - $5,047). A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

The purchase price of the acquisition of New Britannia Mine and Mill (note 6) contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with the change in the fair value being recognized as unrealized gains or losses in finance income and expense.

15.	Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2016	Dec. 31, 2015
Senior unsecured notes (a)	$917,568	$917,329
Equipment finance facility (b)	57,895	66,521
Senior secured revolving credit facilities (c)	334,237	291,030
	1,309,700	1,274,880
Less: current portion	(16,490)	(69,875)

	$1,293,210	$1,205,005

(a)	Senior unsecured notes

Balance, January 1, 2015	$915,846
Change in fair value of embedded derivative (prepayment option)	1,049
Accretion of transaction costs	434
Balance, December 31, 2015	$917,329
Accretion of transaction costs and premiums	239

Balance, June 30, 2016	$917,568

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

(b)	Equipment finance facility

Balance, January 1, 2015	$71,221
Addition to Principal, net of transaction costs	10,092
Payments made	(15,902)
Accretion of transaction costs	1,110
Balance, December 31, 2015	$66,521
Transaction costs	(1,009)
Payments made	(8,245)
Accretion of transaction costs	628

Balance, June 30, 2016	$57,895

The equipment finance facility is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2016	Dec. 31, 2015
Current	$16,490	$16,490
Non-current	41,405	50,031

	$57,895	$66,521

(c)	Senior secured revolving credit facilities

Balance, January 1, 2015	$-
Addition to Principal, net of transaction costs	304,374
Payments made	(14,925)
Accretion of transaction costs	1,581
Balance, December 31, 2015	$291,030
Addition to Principal, net of transaction costs	60,335
Payments made	(20,000)
Accretion of transaction costs	2,872

Balance, June 30, 2016	$334,237

 The senior secured credit facilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2016	Dec. 31, 2015
Current	$-	$53,385
Non-current	334,237	237,645

Balance, June 30, 2016	$334,237	$291,030

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

On March 30, 2016, the Group completed a restructuring of its two senior credit facilities and on June 17, 2016 a new accordion lender joined the syndicate which increased the maximum available amount under the Canadian facility by $30 million. The two facilities now share substantially similar terms and conditions, except that the $330 million Canada facility is secured by the Group’s Manitoba assets and the $200 million Peru facility is secured by the Group’s Peru assets. The facilities mature on March 31, 2019, and bear interest at LIBOR plus 4.50% .

16.	Deferred revenue

The following table summarizes changes in deferred revenue:

Balance, January 1, 2015	$688,125
Recognition of revenue	(51,860)
Effects of changes in foreign exchange	(39,005)
Balance, December 31, 2015	$597,260
Recognition of revenue	(34,605)
Effects of changes in foreign exchange	11,275

Balance, June 30, 2016	$573,930

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2016	Dec. 31, 2015
Current	$68,600	$68,250
Non-current	505,330	529,010

	$573,930	$597,260

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

17.	Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Jun. 30, 2016	liabilities	share units	share units	Other	Total
Current (note 13)	$3,274	$2,821	$4,713	$952	$11,760
Non-current	174,938	-	2,288	778	178,004

	$178,212	$2,821	$7,001	$1,730	$189,764

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Dec. 31, 2015	liabilities	share units	share units	Other	Total
Current (note 13)	$4,270	$2,803	$3,557	$-	$10,630
Non-current	142,765	-	831	-	143,596

	$147,035	$2,803	$4,388	$-	$154,226

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

18.	Income and mining taxes

(a)	Tax expense (recovery):

The tax expense (recovery) is applicable as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Current:
Taxable income	$2,114	$2,288	$3,901	$3,654
Taxable mining profits	3,191	4,442	3,981	4,457
Adjustments in respect of prior years	-	546	-	546
	5,305	7,276	7,882	8,657
Deferred:
Income taxes - origination and reversal of temporary difference	6,010	(12,432)	945	(5,860)
Mining taxes - origination and reversal of temporary difference	1,081	2,215	2,244	3,029
Peruvian mining tax - origination and reversal of temporary difference	(159)	(561)	(177)	(297)
Adjustments in respect of prior years	23	1,974	266	1,300
	6,955	(8,804)	3,278	(1,828)

	$12,260	$(1,528)	$11,160	$6,829

(b)	Deferred tax assets and liabilities:

	Jun. 30, 2016	Dec. 31, 2015
Deferred income tax asset	$53,958	$40,670

Deferred income tax liability	(291,917)	(280,432)
Deferred mining tax liability - Canada	(3,294)	(775)
Deferred mining tax liability - Peru	(13,145)	(13,322)
	(308,356)	(294,529)

Net deferred tax liability balance	$(254,398)	$(253,859)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

(c)	Changes in deferred tax assets and liabilities:

	Six months ended	Year ended
	Jun. 30, 2016	Dec. 31, 2015
Net deferred tax liability balance, beginning of period	$(253,859)	$(339,290)
Deferred tax (expense)/recovery	(3,278)	83,513
OCI transactions	3,775	(1,053)
Foreign currency translation on the deferred tax liability	(1,036)	2,971

Net deferred tax liability balance, end of period	$(254,398)	$(253,859)

(d)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

19.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Six months ended		Year ended
	Jun. 30, 2016		Dec. 31, 2015
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	235,231,688	$1,576,600	233,615,857	$1,562,249
Exercise of stock options	-	-	258,831	1,152
Equity issuance	1,000,000	5,053	1,357,000	13,199
Share issue costs, net of tax	-	(85)		-

Balance, end of period	236,231,688	$1,581,568	235,231,688	$1,576,600

During the six months ended June 30, 2016, the Company issued 1,000,000 Hudbay common shares for net proceeds of $4,968 in connection with the vesting of restricted share units.

During 2015, in connection with the New Britannia acquisition (note 6), the Company issued 1,357,000 Hudbay common shares for net proceeds of $13,199.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

During the six months ended June 30, 2016, the Company paid $1,773 in dividends on March 31, 2016 to shareholders of record as of March 11, 2016. The Company paid $1,842 in dividends on March 31, 2015 to shareholders of record as of March 13, 2015.

20.	Loss per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Weighted average common shares outstanding
Basic	235,308,611	234,588,385	235,270,150	234,109,246
Plus net incremental shares from
Assumed conversion: warrants	-	1,039,500	-	1,039,500
Assumed conversion: stock options	-	104,571	-	129,735
Diluted weighted average common shares outstanding	235,308,611	235,732,456	235,270,150	235,278,481

The determination of the diluted weighted-average number of common shares excludes 3,958,589 and 5,287,448 shares, related to stock options that were anti-dilutive for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 - 1,097,077 and 1,321,959 shares, respectively). The calculation also excludes all 21,830,490 Hudbay warrants issued as consideration for the acquisition of Augusta as they are out of the money.

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three and six months ended June 30, 2016, the Group calculated diluted loss per share using 235,308,611 and 235,270,150 common shares, respectively. For the three and six months ended June 30, 2015, the Group calculated diluted loss per share using 234,588,385 and 234,109,246 common shares, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

21.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

 The following presents the fair value and carrying value of the Group's financial instruments and non- financial derivatives:

	Jun. 30, 2016		Dec. 31, 2015
	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	value	Value	value
Loans and receivables
Cash and cash equivalents [1]	$141,903	$141,903	$53,852	$53,852
Restricted cash[1]	86,133	86,133	63,465	63,465
Trade and other receivables1, 2	82,867	82,867	145,154	145,154
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	4,568	4,568	(13,653)	(13,653)
Non-hedge derivative assets[3]	2,854	2,854	16,512	16,512
Investments at FVTPL[4]	64	64	59	59
Available-for-sale investments[4]	13,825	13,825	9,206	9,206
Total financial assets	332,214	332,214	274,595	274,595
Financial liabilities at amortized cost
Trade and other payables1, 2	145,822	145,822	179,576	179,576
Finance leases	15,018	15,018	3,225	3,225
Other financial liabilities[5]	13,258	24,281	12,045	24,479
Senior unsecured notes[6]	772,800	917,568	639,400	917,329
Equipment finance facility[8]	57,895	57,895	66,521	66,521
Senior secured revolving credit facilities[8]	334,237	334,237	291,030	291,030
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	100	100	(118)	(118)
Warrant liabilities[3]	6,208	6,208	5,047	5,047
Option liabilities[3]	1,814	1,814	653	653
Non-hedge derivative liabilities[3]	6,185	6,185	4,426	4,426
Total financial liabilities	1,353,337	1,509,128	1,201,805	1,492,168
Net financial liability	$(1,021,123)	$(1,176,914)	$(927,210)	$(1,217,573)

1

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
3

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5

These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 14). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6	Fair value of the senior unsecured notes (note 15) has been determined using the quoted market price at the period end.
7

Fair value of the prepayment option embedded derivative related to the long-term debt (note 15) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$4,568	$-	$4,568
Non-hedge derivatives	-	2,854	-	2,854
Investments at FVTPL	-	64	-	64
Available-for-sale investments	12,288	-	1,537	13,825

	$12,288	$7,486	$1,537	$21,311
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$100	$-	$100
Non-hedge derivatives	-	6,185	-	6,185
Option liability	-	1,814	-	1,814
Warrant liabilities	6,208	-	-	6,208

	$6,208	$8,099	$-	$14,307

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(13,653)	$-	$(13,653)
Non-hedge derivatives	-	16,512	-	16,512
Investments at FVTPL	-	59	-	59
Available-for-sale investments	7,761	-	1,445	9,206

	$7,761	$2,918	$1,445	$12,124
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(118)	$-	$(118)
Non-hedge derivatives	-	4,426	-	4,426
Option liability	-	653	-	653
Warrant liabilities	5,047	-	-	5,047

	$5,047	$4,961	$-	$10,008

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2016, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2016, the Group had 44,906 tonnes of net copper swaps at an average net fixed receivable price of $2.14/lb and settling across July to November 2016. At December 31, 2015, the Group had 77,111 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price $2.37/lb, settling across January 2016 through March 2016. The aggregate fair value of the transactions at June 30, 2016 was a liability position of $5,927 (December 31, 2015 - an asset position of $16,436).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At June 30, 2016, the Group held no gold or silver forward sales contracts. At December 31, 2015 the Group held 151,327 ounces of silver forward sales contracts and prices ranged from $14.17 to $15.21. The aggregate fair value of the transactions at December 31, 2015 was an asset position of $86.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At June 30, 2016, the Group held contracts for forward zinc purchased of 10,852 tonnes (December 31, 2015 – 16,438 tonnes) that related to forward customer sales of zinc. Prices range from $1,514 to $2,343 per tonne (December 31, 2015 – $1,497 to $2,343) and settlement dates extended to December 2016. The aggregate fair value of the transactions at June 30, 2016 was net asset position of $2,598 (December 31, 2015 – a net liability position of $4,386).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At June 30, 2016, the Group’s net position consisted of contracts awaiting final pricing for sales of 41,182 tonnes of copper (December 31, 2015 – 79,033 tonnes). In addition, at June 30, 2016, the Group’s net position consisted of contracts awaiting final pricing for sales of 14,654 ounces of gold and 107,933 ounces of silver (December 31, 2015 – 10,506 ounces of gold and 66,131 ounces of silver).

As at June 30, 2016, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of $2.20/lb (December 31, 2015 – $2.14/lb), $1,320/oz (December 31, 2015 – $1,060/oz) and $18.60/oz (December 31, 2015 – $13.78/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at June 30, 2016, was an asset position of $4,568 (December 31, 2015 – a liability of $13,653). The aggregate fair value of other embedded derivatives at June 30, 2016, was a liability position of $100 (December 31, 2015 – an asset position of $118).

22.	Capital commitments

As at June 30, 2016, the Group had outstanding capital commitments in Canada of approximately $606 primarily related to a committed mobile equipment purchase, of which approximately $186 cannot be terminated by the Group, approximately $70,594 in Peru related to sustaining capital costs, all of which can be terminated by the Group and approximately $163,459 in Arizona, primarily related to its Rosemont project, of which approximately $79,662 cannot be terminated by the Group.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

23.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Change in:
Trade and other receivables	$81,708	$(34,291)	$90,138	$(45,915)
Other financial assets/liabilities	(4,746)	559	15,316	1,998
Inventories	(6,649)	(37,765)	191	(40,696)
Prepaid expenses	218	(1,440)	4,363	(1,273)
Trade and other payables	(13,709)	62,292	(35,875)	61,136
Change in taxes payable/receivable, net	4,799	6,080	1,054	6,944
Taxes - ITC	(1,841)	(2,487)	(1,841)	(3,398)
Provisions and other liabilities	2,682	463	18,780	(1,972)

	$62,462	$(6,589)	$92,126	$(23,176)

(b)	Non-cash transactions:

During the six months ended June 30, 2016, the Group entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

−

Remeasurements of the Group's decommissioning and restoration liabilities as at June 30, 2016 led to a net increase in related property, plant and equipment assets of $23,165 mainly as a result of the decline in the discount rate. For the six months ended June 30, 2015, such remeasurements led to increases in property, plant and equipment assets of $8,664.

−

Property, plant and equipment included an immaterial amount of additions which were not yet paid for as at June 30, 2016 (June 30, 2015 - $36,890). These purchases will be reflected in the condensed consolidated interim statements of cash flows in the periods payments are made. Property, plant and equipment also included $13,107 of additions related to capital additions under finance lease (June 30, 2015 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

24.	Segmented information

Three months ended June 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$128,278	$118,697	$-	$-	$246,975

Cost of sales
Mine operating costs	78,872	56,066	-	-	134,938
Depreciation and amortization	31,716	32,030	-	-	63,746
Gross profit	17,690	30,601	-	-	48,291
Selling and administrative expenses	-	-	-	10,025	10,025
Exploration and evaluation	327	162	-	564	1,053
Other operating income and expenses	471	1,407	94	(88)	1,884

Results from operating activities	$16,892	$29,032	$(94)	$(10,501)	$35,329
Finance income					(581)
Finance expenses					30,055
Other finance gains					(702)
Profit before tax					6,557
Tax expense					12,260
Loss for the period					$(5,703)

Three months ended June 30, 2016
Additions to property, plant and equipment	$16,130	$32,663	$5,243	$-	$54,036

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

Three months ended June 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$116,064	$34,825	$-	$-	$150,889
Cost of sales
Mine operating costs	94,352	21,714	-	-	116,066
Depreciation and amortization	20,988	9,290	-	-	30,278
Gross profit	724	3,821	-	-	4,545
Selling and administrative expenses	581	-	-	10,165	10,746
Exploration and evaluation	1,606	295	-	187	2,088
Other operating income and expenses	(271)	769	991	228	1,717
Asset impairment	19,916	-	-	-	19,916
Results from operating activities	$(21,108)	$2,757	$(991)	$(10,580)	$(29,922)
Finance income					(393)
Finance expenses					19,067
Other finance gains					(2,778)
Loss before tax					(45,818)
Tax recovery					(1,528)
Loss for the period					$(44,290)

Three months ended June 30, 2015
Additions to property, plant and equipment	$21,309	$42,228	$15,859	$(53)	$79,343

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

Six months ended June 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$239,730	$260,870	$-	$-	$500,600
Cost of sales
Mine operating costs	158,502	127,725	-	-	286,227
Depreciation and amortization	60,627	77,532	-	-	138,159
Gross profit	20,601	55,613	-	-	76,214
Selling and administrative expenses	-	-	-	18,368	18,368
Exploration and evaluation	659	389	-	1,158	2,206
Other operating expense	3,324	2,744	250	(166)	6,152
Results from operating activities	$16,618	$52,480	$(250)	$(19,360)	$49,488
Finance income					(1,135)
Finance expenses					59,964
Other finance loss					990
Loss before tax					(10,331)
Tax expense					11,160
Loss for the period					$(21,491)

June 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$810,107	$2,822,570	$807,339	$111,562	$4,551,578
Total liabilities	552,889	900,545	155,158	1,171,730	2,780,322
Property, plant and equipment	656,337	2,476,536	785,345	4,921	3,923,139

Six months ended June 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$40,149	$55,925	$16,733	$18	$112,825

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2016 and 2015

Six months ended June 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$244,777	$34,825	$-	$-	$279,602
Cost of sales
Mine operating costs	184,851	21,714	-	-	206,565
Depreciation and amortization	46,570	9,290	-	-	55,860
Gross profit	13,356	3,821	-	-	17,177
Selling and administrative expenses	1,018	-	-	18,906	19,924
Exploration and evaluation	3,303	703	-	412	4,418
Other operating income and expenses	47	2,146	2,989	(73)	5,109
Asset Impairment	19,916	-	-	-	19,916
Results from operating activities	$(10,928)	$972	$(2,989)	$(19,245)	$(32,190)
Finance income					(699)
Finance expenses					22,558
Other finance losses					3,249
Loss before tax					(57,298)
Tax expense					6,829
Loss for the period					$(64,127)

Six months ended June 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$40,059	$143,076	$20,710	$203,792	$407,637

December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$765,159	$2,832,384	$783,487	$98,555	$4,479,585
Total liabilities	509,875	919,950	154,277	1,108,193	2,692,295
Property, plant and equipment	623,980	2,498,350	762,193	5,753	3,890,276